Exhibit 3.76
1976677
[ILLEGIBLE]
AUG 14 1996
[ILLEGIBLE]
ARTICLES OF INCORPORATION
OF
Allied Waste of California, Inc.
     FIRST: That the name of the corporation is Allied Waste of California, Inc.
     SECOND: The name of this corporation’s initial agent for service of process in the State of California is:
C T CORPORATION SYSTEM
     THIRD: This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is: One Thousand (1,000).
     FOURTH: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession, permitted to be incorporated by the California Corporations Code.
     IN WITNESS WHEREOF, the undersigned has executed these Articles this 14 day of August.

/s/ Tiffany Gonzales
Incorporator, Tiffany Gonzales